January 9, 2004



Mr. W. Thomas Jagodinski
Delta & Pine Land Company
One Cotton Row
Scott, Mississippi 38772

Mr. Jagodinski:

As you know, Sterling Capital Management controls approximately 2 million shares of Delta & Pine common stock
- over 5% of the total shares outstanding - making us your largest shareholder. We've been owners of the company since the Summer of 2001. Over the last few years, we have been generally pleased with the progress of the company on several fronts, including the development of new seed varieties, the progress of the Monsanto lawsuit and the prospects for DeltaMax and expansion into foreign markets.
We remain enthusiastic about the company's future.

With regard to the company's capital structure, however, we believe that the time has come for change. A substantial cash cushion is no longer needed - if indeed it ever was.
Future funding requirements for technology initiatives such as DeltaMax and TPS are now well defined. The maturation of the U.S. transgenic cotton-seed market has made forecasting an adequate level of seed inventories much easier. The impending commercialization agreement with either Dow or Syngenta will reduce the company's reliance upon Monsanto.

Building a business without regard to the amount of capital consumed in the process damages shareholders. Despite growing revenues, the dramatic market share gains made by transgenic technology and improving operating margins, Delta & Pine's return on capital has steadily declined in recent years. This declining return on capital has in turn led to poor share price performance and an overall public market valuation well below its potential fair value.

Accordingly, we recommend that management recapitalize the company by making a tender offer for Delta & Pine shares.
Given the company's current positioning and prospects, we believe that $250 million should be committed to this end.
Such action would substantially improve the company's return on capital without either limiting its growth prospects or impairing its financial flexibility.
Specifically, we estimate that interest coverage would still exceed 5x while the company's intrinsic value would increase by more than 20%.







Mr. W. Thomas Jagodinski
January 9, 2004
Page 2



Jag, there are no longer any good excuses to delay a recapitalization of the company. Funding the company with all equity, no long-term debt and a substantial cash balance is unnecessarily expensive. Management has a duty to maximize the company's return on capital, consistent with achieving reasonable growth and maintaining financial integrity. Our proposal would accomplish these objectives and deserves your serious consideration. We will call you within the next week to discuss this proposal at greater length.

Regards,

STERLING CAPITAL MANAGEMENT LLC



Patrick Rau
Director & Principal

Cc:	Dr. Nam-Hai Chua
Mr. Jon E. M. Jacoby
Mr. Joseph M. Murphy
	Mr. F. Murray Robinson
	Mr. Stanley P. Roth
	Mr. Rudi E. Scheidt